Exhibit 99.1

Borr Drilling Limited – Q1 2025 Presentation

Please find enclosed the presentation of Borr Drilling Limited’s first quarter 2025 results to be held on the webcast/conference call at 9:00 AM New York time (15:00 CET) on May 22, 2025.

In order to listen to the presentation, you may do one of the following:

a)    Webcast

To access the webcast, please go to the following link:

https://edge.media-server.com/mmc/p/8stekv6h

b)    Conference Call

Please use this link to register for the conference call,

https://register-conf.media-server.com/register/BIf64cd1bc1428449c847f17ba22fdf051

Participants will then receive dial-in details on screen and via email and can then choose to dial in with their unique pin or select "Call me" and provide telephone details for the system to link them automatically.

Replay stream:

When the call is complete, participants can stream the replay of the call by clicking this link:

https://edge.media-server.com/mmc/p/8stekv6h